                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                             PRIME HOSPITALITY CORP.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $ .01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    741917108
            --------------------------------------------------------
                                 (CUSIP NUMBER)

                                JONATHAN D. GRAY
                     BLACKSTONE REAL ESTATE PARTNERS IV L.P.
                                 345 PARK AVENUE
                            NEW YORK, NEW YORK 10154
                                 (212) 583-5803

                                 WITH A COPY TO:

                                BRIAN M. STADLER
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-3765
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 18, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    PAGE 2 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BREP IV HOTELS HOLDING L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER
  NUMBER OF
                          0
   SHARES           ------------------------------------------------------------
                    8.    SHARED VOTING POWER
BENEFICIALLY
                          3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER
    EACH
                          0
  REPORTING         ------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
   PERSON
                          0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                                                                    PAGE 3 OF 21

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BREA IV L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                                                                    PAGE 4 OF 21

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BLACKSTONE REAL ESTATE MANAGEMENT ASSOCIATES IV L.P.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                                                    PAGE 5 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BLACKSTONE REAL ESTATE ASSOCIATES IV L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                                                    PAGE 6 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BLACKSTONE REAL ESTATE PARTNERS IV L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                                                    PAGE 7 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BLACKSTONE REAL ESTATE PARTNERS IV.TE.1 L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                                                    PAGE 8 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BLACKSTONE REAL ESTATE PARTNERS IV.TE.2 L.P.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                                                    PAGE 9 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BLACKSTONE REAL ESTATE PARTNERS IV.TE.3-A L.P.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                                                   PAGE 10 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BLACKSTONE REAL ESTATE PARTNERS IV.F L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                                                   PAGE 11 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BLACKSTONE REAL ESTATE HOLDINGS IV L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (See Item 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                                                   PAGE 12 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PETER G. PETERSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (SEE ITEM 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                                                   PAGE 13 OF 21
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     STEPHEN A. SCHWARZMAN
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           ------------------------------------------------------------
                    8.   SHARED VOTING POWER
BENEFICIALLY
                         3,584,697 (See Item 5)
  OWNED BY          ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    EACH
                         0
  REPORTING         ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
   PERSON
                         0
    WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,697 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                                                   PAGE 14 OF 21

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Prime
Hospitality Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 700 Route 46 East, Fairfield,
New Jersey 07004.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed jointly by the Reporting Persons. The
Reporting Persons consist of: BREP IV Hotels Holding L.L.C., a Delaware limited liability company ("Parent"); BREA IV L.L.C., a Delaware limited liability company ("BREA IV"); Blackstone Real Estate Management Associates IV L.P., a
Delaware limited partnership ("BREMA IV"); Blackstone Real Estate Associates IV
L.P., a Delaware limited partnership ("BRE Associates IV"); Blackstone Real
Estate Partners IV L.P., a Delaware limited partnership ("BREP IV"); Blackstone
Real Estate Partners IV.TE.1 L.P., a Delaware limited partnership; Blackstone
Real Estate Partners IV.TE.2 L.P., a Delaware limited partnership; Blackstone
Real Estate Partners IV.TE.3-A L.P., a Delaware limited partnership; Blackstone
Real Estate Partners IV.F L.P., a Delaware limited partnership; Blackstone Real
Estate Holdings IV L.P., a Delaware limited partnership ("BREH IV"); Mr. Peter
G. Peterson and Mr. Stephen A. Schwarzman. Blackstone Real Estate Partners IV
L.P., Blackstone Real Estate Partners IV.TE.1 L.P., Blackstone Real Estate
Partners IV.TE.2 L.P., Blackstone Real Estate Partners IV.TE.3-A L.P. and
Blackstone Real Estate Partners IV.F L.P. are referred to collectively as the
"BREP IV Funds."

     The BREP IV Funds and BREH IV are the sole members of the Parent. All of the membership interests of Parent are owned by the BREP IV Funds and BREH IV.

     BREA IV is the general partner of BREMA IV, which in turn is the general partner of BRE Associates IV. BRE Associate IV is the general partner of the
BREP IV Funds and BREH IV. Messrs. Peter G. Peterson and Stephen A. Schwarzman
are the founding members (the "Founding Members") of and control BREA IV.

     Parent was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of Parent is 345 Park Avenue,
New York, New York 10154.

     The principal business of the BREP IV Funds consists of making various real estate related investments. The principal business of BREA IV consists of acting as general partner of BREMA IV. The principal business of BREMA IV consists of acting as general partner of BRE Associates IV. The principal business of BRE
Associates IV consists of performing functions of, and serving as, the general partner of the BREP IV Funds and other investment partnerships affiliated with the BREP IV Funds. The principal business address of each of the BREP IV Funds,
BREA IV, BREMA IV and BRE Associates IV is 345 Park Avenue, New York, New York
10154.

     The principal business of BREH IV is to be an investment vehicle for certain partners, directors and key employees of The Blackstone Group and its affiliates. BRE Associates IV is the sole general partner of BREH IV. The principal business address of BREH IV is 345 Park Avenue, New York, New York
10154.

     Each of the Founding Members is a United States citizen. The principal occupation of the Founding Members is serving as an executive of one or more of the BREP IV Funds and their affiliates. The business address of the Founding
Members is 345 Park Avenue, New York, New York 10154.

                                                                   PAGE 15 OF 21

     During the last five years, none of the Reporting Persons have been (1)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As an inducement to Parent to enter into the Merger Agreement (as defined and described in Item 4 below), A.F. Petrocelli, the Company's Chairman and
Chief Executive Officer, and United Capital Corp. ("UCC") entered into a Voting
Agreement with Parent, dated as of August 18, 2004 (the "Voting Agreement").
Parent did not pay additional consideration in connection with the execution and delivery of the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION

     On August 18, 2004, Parent, BREP IV Hotels Acquisition L.L.C., a Delaware
limited liability company ("Merger Sub"), and the Company entered into an
Agreement and Plan of Merger (the "Merger Agreement") providing for the merger
(the "Merger") of the Company with and into Merger Sub, with Merger Sub continuing as the surviving entity of the Merger (the "Surviving Company").
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time will be converted into the right to receive $12.25 in cash (other than shares held in the treasury of the Company or owned by Merger Sub, Parent or any wholly-owned subsidiary of Parent or the
Company and other than shares held by a stockholder who properly demands statutory appraisal rights).

     In connection with the Merger Agreement, A.F. Petrocelli and UCC entered into a Voting Agreement with Parent with respect to all 45,000 shares of Common
Stock directly owned by Mr. Petrocelli and all 3,539,697 shares of Common Stock directly owned by UCC and any Common Stock acquired by Mr. Petrocelli or UCC after the date of the Voting Agreement. Subject to the terms and conditions of the Voting Agreement, Mr. Petrocelli and UCC have agreed to vote (or cause to be voted) all shares of Common Stock beneficially owned by them (the "Covered
Shares") (a) in favor of the Merger and any other matters necessary for consummation of the transactions contemplated by the Merger Agreement and (b)
against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between the Company and any other person (other than the Merger) and any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the
Merger or any transactions contemplated by the Merger Agreement or the Voting
Agreement or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement. Mr. Petrocelli and UCC irrevocably granted to and appointed Parent and certain officers of Parent proxy and attorney-in-fact to vote the Covered Shares as described above. Mr. Petrocelli and UCC each also agreed to refrain from transferring their shares of Common Stock other than, in the case of Mr. Petrocelli, to specified related persons who have agreed to be bound by the Voting Agreement. The Voting Agreement terminates upon the earliest to occur of the effective time, the termination of the Merger Agreement in accordance with its terms and written notice of termination of the Voting
Agreement by Parent.

     In connection with the Merger Agreement, BREP IV entered into a Guarantee, dated as of August 18, 2004 (the "Guarantee"), in favor of the Company pursuant to which BREP IV agreed to guarantee the payment obligations and liabilities of
Parent and Merger Sub under the Merger Agreement up to a maximum amount of $27 million.

     If the Merger is completed as planned, the board of directors of the
Surviving Company

                                                                   PAGE 16 OF 21

will consist of the directors of Merger Sub immediately prior to the effective time, and the officers of the Surviving Company will consist of the officers of
Merger Sub immediately prior to the effective time, in each case until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal.

     At the effective time, the limited liability company agreement of Merger
Sub as in effect immediately prior to the effective time will be the limited liability company agreement of the Surviving Company.

     Following consummation of the Merger, Parent intends to convert 37 of the
Wellesley Inns & Suites currently owned by the Company to one of the Extended
Stay America brands of affiliates of Parent, which conversion may be effected through the sale of these hotels to an affiliate of Parent. In addition, Parent may sell other assets of the Company to third parties from time to time.

     If consummated, the Merger will result in the Common Stock no longer being listed on the New York Stock Exchange and no longer being registered under the
Exchange Act.

     The preceding summary of certain provisions of the Merger Agreement, the
Voting Agreement and the Guarantee is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1, 2 and 3 hereto, and which are incorporated herein by reference.

     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting
Persons reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     As of the date hereof, Parent owns no shares of Common Stock. Parent may, however, be deemed to have shared voting power with respect to 3,584,697 shares of Common Stock, which are subject to the Voting Agreement described above in
Item 4.

     As the owners of all the membership interests of Parent, the BREP IV Funds and BREH IV have the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Parent. As a result, the BREP IV
Funds and BREH IV may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Parent.

     BRE Associates IV, as the general partner of the BREP IV Funds and BREH IV, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by the BREP IV Funds and BREH IV. As a result,
BRE Associates IV may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by the BREP IV Funds and BREH IV.

     BREMA IV, as the general partner of BRE Associates IV, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by BRE Associates IV. As a result, BREMA IV may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by BRE Associates IV.

     BREA IV, as the general partner of BREMA IV, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by BREMA IV. As a result, BREA IV may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by BREMA IV.

                                                                   PAGE 17 OF 21

     The Founding Members have the power to direct the voting of any shares of
Common Stock that may be deemed to be beneficially owned by BREA IV. As a result, the Founding Members may be deemed to beneficially own any shares of
Common Stock that may be deemed to be beneficially owned by BREA IV.

     Each of the Reporting Persons disclaims beneficial ownership of any Common
Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

     Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock.

     Except as set forth in this Schedule 13D, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

     Mr. Petrocelli and UCC retain the right to receive dividends from and the proceeds from the sale of any shares of Common Stock that are the subject to the
Voting Agreement and reported in this Item 5.

     Percentages set forth in this Schedule 13D were calculated based on
44,614,372 shares of Common Stock as represented by the Company in the Merger
Agreement to be outstanding as of August 17, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

     Except as set forth in this Schedule 13D, to the best knowledge of the
Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or pledge or contingency the occurrence of which would give another person voting power or investment power over securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1.   Agreement and Plan of Merger, dated as of August 18, 2004 among BREP
          IV Hotels Holding L.L.C., BREP IV Hotels Acquisition L.L.C. and Prime
          Hospitality Corp. (incorporated by reference to the Form 8-K of Prime
          Hospitality Corp. filed with the Securities and Exchange Commission on
          August 19, 2004).

     2.   Voting Agreement, dated as of August 18, 2004, among BREP IV Hotels
          Holding L.L.C., A.F. Petrocelli and United Capital Corp.

     3.   Guarantee, dated as of August 18, 2004, by Blackstone Real Estate
          Partners IV L.P. in favor of Prime Hospitality Corp.

     4.   Joint Filing Agreement, dated August 27, 2004, among the Reporting
          Persons relating to the filing of a joint statement on Schedule 13D.

                                                                   PAGE 18 OF 21

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Date: August 27, 2004

                       BREP IV HOTELS HOLDING L.L.C.

                       By: /s/ Jonathan D. Gray
                          ------------------------------------------------------
                          Name:  Jonathan D. Gray
                          Title: Senior Managing Director and Vice President

                       BREA IV L.L.C.

                       By: /s/ Jonathan D. Gray
                          ------------------------------------------------------
                          Name:  Jonathan D. Gray
                          Title: Senior Managing Director

                       BLACKSTONE REAL ESTATE MANAGEMENT ASSOCIATES IV L.P.

                       By: BREA IV L.L.C., its general partner

                           By: /s/ Jonathan D. Gray
                              --------------------------------------------------
                              Name:  Jonathan D. Gray
                              Title: Senior Managing Director

                       BLACKSTONE REAL ESTATE ASSOCIATES IV L.P.

                       By: Blackstone Real Estate Management Associates IV L.P.,
                           its general partner

                           By: BREA IV L.L.C., its general partner

                               By: /s/ Jonathan D. Gray
                                  ----------------------------------------------
                                  Name:  Jonathan D. Gray
                                  Title: Senior Managing Director

                                                                   PAGE 19 OF 21

                       BLACKSTONE REAL ESTATE PARTNERS IV L.P.

                       By: Blackstone Real Estate Associates IV L.P.,
                           its general partner

                           By: Blackstone Real Estate Management
                               Associates IV L.P., its general partner

                               By: BREA IV L.L.C., its general partner

                                   By: /s/ Jonathan D. Gray
                                      ------------------------------------------
                                      Name:  Jonathan D. Gray
                                      Title: Senior Managing Director

                       BLACKSTONE REAL ESTATE PARTNERS IV.TE.1 L.P.

                       By: Blackstone Real Estate Associates IV L.P.,
                           its general partner

                           By: Blackstone Real Estate Management
                               Associates IV L.P., its general partner

                               By: BREA IV L.L.C., its general partner

                                   By: /s/ Jonathan D. Gray
                                      ------------------------------------------
                                      Name:  Jonathan D. Gray
                                      Title: Senior Managing Director

                       BLACKSTONE REAL ESTATE PARTNERS IV.TE.2 L.P.

                       By: Blackstone Real Estate Associates IV L.P.,
                           its general partner

                           By: Blackstone Real Estate Management
                               Associates IV L.P., its general partner

                               By: BREA IV L.L.C., its general partner

                                   By: /s/ Jonathan D. Gray
                                      ------------------------------------------
                                      Name:  Jonathan D. Gray
                                      Title: Senior Managing Director

                                                                   PAGE 20 OF 21

                       BLACKSTONE REAL ESTATE PARTNERS IV.TE.3-A L.P.

                       By: Blackstone Real Estate Associates IV L.P.,
                           its general partner

                           By: Blackstone Real Estate Management Associates IV
                               L.P., its general partner

                               By: BREA IV L.L.C., its general partner

                                   By: /s/ Jonathan D. Gray
                                      ------------------------------------------
                                      Name:  Jonathan D. Gray
                                      Title: Senior Managing Director

                       BLACKSTONE REAL ESTATE PARTNERS IV.F L.P.

                       By: Blackstone Real Estate Associates IV L.P.,
                           its general partner

                           By: Blackstone Real Estate Management
                               Associates IV L.P., its general partner

                               By: BREA IV L.L.C., its general partner

                                   By: /s/ Jonathan D. Gray
                                      ------------------------------------------
                                      Name:  Jonathan D. Gray
                                      Title: Senior Managing Director

                       BLACKSTONE REAL ESTATE HOLDINGS IV L.P.

                       By: Blackstone Real Estate Associates IV L.P.,
                           its general partner

                           By: Blackstone Real Estate Management
                               Associates IV L.P., its general partner

                               By: BREA IV L.L.C., its general partner

                                   By: /s/ Jonathan D. Gray
                                      ------------------------------------------
                                      Name:  Jonathan D. Gray
                                      Title: Senior Managing Director

                       /s/ Peter G. Peterson
                       ---------------------------------------------------------
                       PETER G. PETERSON

                       /s/ Stephen A. Schwarzman
                       ---------------------------------------------------------
                       STEPHEN A. SCHWARZMAN

                                                                   PAGE 21 OF 21

                                INDEX OF EXHIBITS

NUMBER               DESCRIPTION

1                    Agreement and Plan of Merger, dated as of August 18, 2004
                     among BREP IV Hotels Holding L.L.C., BREP IV Hotels
                     Acquisition L.L.C. and Prime Hospitality Corp.
                     (incorporated by reference to the Form 8-K of Prime
                     Hospitality Corp. filed with the Securities and Exchange
                     Commission on August 19, 2004).

2                    Voting Agreement, dated as of August 18, 2004, among BREP
                     IV Hotels Holding L.L.C., A.F. Petrocelli and United
                     Capital Corp.

3                    Guarantee, dated as of August 18, 2004, by Blackstone Real
                     Estate Partners IV L.P. in favor of Prime Hospitality Corp.

4                    Joint Filing Agreement, dated August 27, 2004, among the
                     Reporting Persons relating to the filing of a joint
                     statement on Schedule 13D.